July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alexandra Barone
Jan Woo
David Edgar
Christine Dietz

Re:	Couchbase, Inc.
Registration Statement on Form S-1
(File No. 333-257205)

Acceleration Request
	Requested Date:	Wednesday, July 21, 2021
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Couchbase, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-257205) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Lang Liu at (650) 681-7510.

[Signature page follows]

Sincerely,

COUCHBASE, INC.

/s/ Matthew M. Cain
Matthew M. Cain
President and Chief Executive Officer

cc:	Matthew M. Cain, Couchbase, Inc.

Gregory N. Henry, Couchbase, Inc.

Margaret Chow, Couchbase, Inc.

Randy Li, Couchbase, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP